04013528

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51330

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 22 2004
WASH., D.C.
202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2003 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFS Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3190 WHITNEY AVENUE, BUILDING 6
(No. and Street)

HAMDEN (City) CT (State) 06518 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAWRENCE S. COOPER, PRESIDENT (203) 248-3076
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeCAPRIO, FAZZUOLI & D'AGOSTINO, PC
(Name – *if individual, state last, first, middle name*)

500 EAST MAIN STREET (Address) BRANFORD (City) CT (State) 06405 (Zip Code)

PROCESSED
DEC 07 2004
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LAWRENCE S. COOPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFS SECURITIES, INC., as of SEPTEMBER 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA M. KISSH
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	PAGE
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income and Retained Earnings	3
Statement of Comprehensive Income	4
Statement of Cash Flows	5
Statement of Changes in Liabilities - Subordinated to General Creditors	6
Statement of Changes in Stockholders' Equity -	7
Notes to Financial Statements	8
Supplemental Information	12
Report on Internal Control Required by SEC Rule 17a-5 for Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3	18

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

CFS SECURITIES, INC.
HAMDEN, CONNECTICUT
SEPTEMBER 30, 2004 AND 2003

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CFS Securities, Inc.

We have audited the accompanying statement of financial condition of CFS Securities, Inc. as of September 30, 2004 and 2003, and the related statements of income and retained earnings, comprehensive income and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CFS Securities, Inc. at September 30, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeCaprio, Fazzuoli & D'Agostino, P.C.

Branford, Connecticut
November 9, 2004

CFS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004 AND 2003

	2004	2003
ASSETS		
Current Assets:		
Cash	$ 19,436.22	$ 7,176.46
Cash - Money Market	7,284.19	10,495.23
Commissions Receivable - Allowable	23,320.99	25,689.20
- Unallowable	46,041.70	31,558.31
Prepaid Expenses	10,500.37	19,184.73
Total Current Assets	106,583.47	94,103.93
Fixed Assets		
Equipment	36,643.86	31,609.26
Vehicle	28,085.70	28,085.70
Total	64,729.56	59,694.96
Accumulated Depreciation	46,605.79	32,040.47
Net Book Value	18,123.77	27,654.49
Other Assets:		
Investment	26,730.00	37,335.00
Organization Costs (Net of Amortization of $13,011.99 for 2003)	-	1,193.01
Deferred Tax Benefit	-	600.00
Total Other Assets	26,730.00	39,128.01
Total Assets	$ 151,437.24	$ 160,886.43
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 8,883.03	$ 8,592.91
Accrued Taxes and Expenses	32,186.25	56.00
Total Current Liabilities	41,069.28	8,648.91
Subordinated Officer's Loan	-	35,000.00
Deferred Taxes	3,156.00	3,950.00
Total Liabilities	44,225.28	47,598.91
Stockholders' Equity:		
Common Stock - No Par Value; 10,000 Shares Authorized; 1,000 Shares Issued and Outstanding	10,000.00	10,000.00
Retained Earnings	104,364.91	109,060.47
Accumulated Other Comprehensive Income - Net Unrealized Losses on Investments	(7,152.95)	(5,772.95)
Total Stockholders' Equity	107,211.96	113,287.52
Total Liabilities and Stockholders' Equity	$ 151,437.24	$ 160,886.43

See accompanying notes to financial statements.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

CFS SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
Revenue:		
Commissions	$ 355,990.84	$ 236,247.73
Administrative Fees	156,033.10	135,897.44
Interest Income	141.09	194.26
Total Revenue	512,165.03	372,339.43
Expenses:		
Officers' Salaries	202,342.79	133,615.61
Salaries	58,951.36	-
Insurance	27,580.08	19,218.63
Licenses	4,450.90	4,414.00
Retirement Plan	37,028.36	57,004.00
Bank Charges	394.00	217.21
Advertising	210.00	200.00
Office Expense	49,814.16	53,182.71
Professional Fees	45,625.00	41,928.88
Amortization	1,193.01	2,841.00
Dues and Subscriptions	4,081.63	2,730.68
Postage	613.05	1,052.92
Rent	16,800.00	16,800.00
Meals and Entertainment	7,452.00	5,439.75
Repairs and Maintenance	1,406.53	5,651.72
Miscellaneous	135.01	547.61
Other Taxes	1,157.36	512.62
Payroll Taxes	13,276.49	7,725.31
Sales Promotion	5,686.21	4,957.24
Depreciation	14,565.32	11,922.74
Staff Development	1,703.96	-
Auto Expense	3,129.33	3,200.05
Telephone	804.41	419.61
Travel	2,618.03	883.99
Group Insurance	2,001.59	5,179.89
Commissions	4,363.01	-
Total Expenses	507,383.59	379,646.17
Income (Loss) Before Taxes and Other Items	4,781.44	(7,306.74)
Other Items:		
Loss on Expiration of Warrants	(9,225.00)	(9,225.00)
Loss on Disposition of Equipment	-	(2,821.65)
Total Other Items	(9,225.00)	(12,046.65)
State Corporate Income Tax Benefit	-	250.00
Federal Corporate Income Taxes	252.00	2,903.00
Total Corporate Income Taxes	252.00	3,153.00
Net Income (Loss)	(4,695.56)	(22,506.39)
Retained Earnings - Beginning	109,060.47	131,566.86
Retained Earnings - Ending	$ 104,364.91	$ 109,060.47

See accompanying notes to financial statements.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

CFS SECURITIES, INC.
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
Net Income (Loss)	$(4,695.56)	$(22,506.39)
Net Unrealized Loss on Investment	(1,380.00)	(1,140.00)
Comprehensive Income (Loss)	$(6,075.56)	$(23,646.39)

See accompanying notes to financial statements.

CFS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
Cash Flows From Operating Activities:		
Net Income (Loss)	$(4,695.56)	$(22,506.39)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Depreciation	14,565.32	11,922.74
Amortization	1,193.01	2,841.00
Deferred Taxes	(794.00)	(8,538.00)
Prepaid Pension Costs	-	27,004.00
Loss on Disposition of Equipment	-	2,821.65
Deferred Tax Benefit	600.00	11,441.00
Loss on Expiration of Warrants	9,225.00	9,225.00
(Increase) Decrease in:		
Accounts Receivable	(12,115.18)	(7,399.32)
Prepaid Expenses	8,684.36	(9,482.98)
Increase (Decrease) in:		
Accounts Payable	290.12	(390.74)
Accrued Taxes and Expenses	32,130.25	-
Net Cash Provided (Used) by Operating Activities	49,083.32	16,937.96
Cash Flows From Investing Activities:		
Acquisition of Equipment	(5,034.60)	(14,073.99)
Net Cash Flows (Used) by Investing Activities	(5,034.60)	(14,073.99)
Cash Flows From Financing Activities:		
Subordinated Officer's Loan	(35,000.00)	-
Net Cash (Used) by Financing Activities	(35,000.00)	-
Net Increase (Decrease) in Cash and Cash Equivalents	9,048.72	2,863.97
Cash and Cash Equivalents - Beginning	17,671.69	14,807.72
Cash and Cash Equivalents - Ending	$ 26,720.41	$ 17,671.69
Supplemental Disclosure:		
Income Taxes Paid	$ 1,250.00	$ -

See accompanying notes to financial statements.

CFS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO GENERAL CREDITORS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
Balance - Beginning of Year	$ 35,000.00	$ 35,000.00
Decrease	(35,000.00)	-
Balance - End of Year	$ -	$ 35,000.00

DeCaprio, Fazzuoli & D'Agostino, P.C.

See accompanying notes to financial statements.

CFS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
Common Stock	$ 10,000.00	$ 10,000.00
Retained Earnings - Beginning of Year	109,060.47	131,566.86
Net Income (Loss)	(4,695.56)	(22,506.39)
Retained Earnings - End of Year	104,364.91	109,060.47
Accumulated Other Comprehensive Income		
Net Unrealized Losses on Investment - Beginning of Year	(5,772.95)	(4,632.95)
Unrealized Loss for the Year	(1,380.00)	(1,140.00)
Net Unrealized Losses on Investment - End of Year	(7,152.95)	(5,772.95)
Stockholders' Equity	$ 107,211.96	$ 113,287.52

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

See accompanying notes to financial statements.

NOTE 1 - Nature of Organization

CFS Securities, Inc. is a Connecticut Corporation located in Hamden, Connecticut, which is established as a broker dealer under the Securities and Exchange Act and is a member of National Association of Dealers (NASD). While the corporation receives fees and commissions from various sources, the fees are solely generated by Cooper Financial Services, Inc.

NOTE 2 - Significant Accounting Policies

The accounting policies which affect elements of the financial statements are summarized below. These policies have been consistently applied during the year.

A. The company uses the accrual method of accounting for financial statement purposes and the cash method of accounting for income tax purposes.

B. Fixed assets are recorded at cost.

C. Fixed assets are being depreciated over their estimated useful lives on the straight-line method.

D. Cash and cash equivalents include investments in liquid time accounts purchased with a maturity of three months or less.

E. Available-for-sale securities are shown at fair market value.

F. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities and recognition of income as detailed in Note 6 for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets, liabilities and revenue are recognized.

G. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

H. Advertising costs are deducted in the year incurred.

NOTE 3 - Commissions Receivable

Commissions receivable are segregated into allowable and unallowable. In accordance with NASD requirements allowable receivables consist of commissions due that are less than 30 days old. Unallowable receivables include outstanding investment advisory fees and commission in excess of 30 days old.

NOTE 4 - Leases

The Corporation sublets space from Cooper Financial Services, Inc. at $1,400 per month on a month-to-month basis.

NOTE 5 - Accrued Taxes and Expenses

Accrued taxes and expenses consist of the following:

	2004	2003
Accrued Retirement Plan Contribution	$ 32,186.25	$ -
Accrued Payroll Taxes and Expenses	-	56.00
	$ 32,186.25	$ 56.00

NOTE 6 - Income Taxes

The Corporation prepares its income tax return on the cash basis of accounting. This method does not take into consideration accounts receivable, accounts payable or other accruals. The different methods used on the tax return for depreciation has also resulted in timing differences between the tax return and financial statements. These differences have resulted in deferred income tax benefit of $600.00 for 2003. Deferred taxes were $3,950.00 for 2003 and $3,156.00 for 2004. The tax liabilities for the years 2004 and 2003 are $666.00 and $0 respectively.

NOTE 7 - Related Parties

Mr. Lawrence Cooper, the sole owner of the Corporation, also owns a 50% interest in Cooper Financial Services, Inc. As discussed in Note 1, Cooper Financial Services, Inc. is the only registered investment advisor providing income to the Corporation. CFS Securities, Inc. also leases space from Cooper Financial Services, Inc. under a month to month lease arrangement. The annual rental payment is $16,800. The Corporation, having common ownership with Cooper Financial Services, Inc., is also covered under the Cooper Financial Services, Inc. retirement plan and casualty and liability insurance policies.

NOTE 8 - Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

NOTE 9 - Economic Dependency

As described in Note 1, the Corporation relies on Cooper Financial Services, Inc. as their lone source of commission income. As a broker dealer the Corporation receives from various sources fees on investments made by the clients of Cooper Financial Services.

NOTE 10 - Investments

Investments consists of the following:

Available-for-Sale Securities (At Fair Market Value):	
2700 Warrants - NASDAQ Stock, Inc.	$ 18,450
1200 Shares - NASDAQ Stock, Inc.	8,280
Total	$ 26,730

The available-for-sale securities listed above have a cost basis of $33,882.95. The net holding loss of $7,152.95 is included in the equity section of the balance sheet.

The Corporation, under the warrants, have two more options to exercise for the acquisition of 2700 shares on June 27, 2005 for $15 per share and finally on June 27, 2006 for $16 per share.

NOTE 11 - Retirement Plan

The Corporation established a 401(k) profit sharing plan on April 1, 2004 for the benefit of those employees who have completed one year of service and who have attained age 21. The Corporation matches 4% of an employee's compensation not to exceed their contribution. The Corporation can elect to make a voluntary contribution to the plan in excess of the 4% match. Employees are 100% vested in their deferral and the enhanced matching contributions. The Corporation uses a six year vesting schedule for the discretionary profit sharing.

NOTE 12 - Exemptions

As part of SEC reporting requirements, the company is required to include a statement of changes in liabilities subordinated to claims of creditors; computation for determination of reserve requirements pursuant to Rule 15c3-3; information relating to the possession of control requirements under 15c3-3 and reconciliation of the computation of net capital under Rule 15c3-1 and the computation for determination of reserve requirements under Exhibit A of Rule 15c3-3. These statements are not presented because they are either not applicable to the company or the company is exempt from providing such information.

NOTE 13 - Prepaid Expenses

Prepaid expenses consists of the following:

	2004	2003
Prepaid Insurance	$ 6,594	$ 6,868
Prepaid Federal Income Taxes	554	1,000
Prepaid Payroll Taxes	2,353	546
Prepaid Rent and Overhead	-	10,771
Prepaid 401(k) Contribution	999	-
	$ 10,500	$ 19,185

NOTE 14 - Contingencies

The Corporation maintains a line of credit with Fleet Bank in the amount of $10,000. At year end the Corporation did not have any outstanding balance due.

NOTE 15 - Organization Costs

Organization costs of $14,205.00 were being amortized over a five year period on a straight line method. During the year ended September 30, 2004 amortization of $1,193.01 was recorded which fully amortized the original costs and all amounts were removed from the balance sheet.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

SUPPLEMENTAL INFORMATION

CFS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2004 AND 2003

SCHEDULE I

	2004	2003
Total Assets	$ 151,437.24	$ 160,886.43
Less: Total Liabilities	44,225.28	47,598.91
Net Worth	107,211.96	113,287.52
Less: Non-Allowable Assets		
Prepaid Expenses	10,500.37	19,184.73
Organization Costs	-	1,193.01
Fixed Assets	18,123.77	27,654.49
Commissions Receivable - Unallowable	46,041.70	31,558.31
Investments	26,730.00	37,335.00
Deferred Tax Benefit	-	600.00
Total	101,395.84	117,525.54
Add: Exclusion From Aggregate Indebtedness		
Deferred Taxes	3,156.00	3,950.00
Subordinated Officer's Loan	-	35,000.00
Total	3,156.00	38,950.00
Tentative Net Capital	8,972.12	34,711.98
Less Adjustments (Discount on Money Market Account)	(145.68)	(209.90)
Net Capital	$ 8,826.44	$ 34,502.08

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

See accompanying notes to financial statements.

CFS SECURITIES, INC.
ASSETS DEEMED ALLOWABLE
SEPTEMBER 30, 2004

SCHEDULE II

Cash - Checking		$ 19,436.22
Cash - Money Market		7,284.19
Less 2% Disallowance		(145.68)
Accounts Receivable - Allowable		
Oppenheimer Fund	$ 432.75	
Phoenix Fund	77.99	
Putnam Fund	324.08	
Davis Fund	61.26	
SunAmerica Fund	1,300.64	
American Fund	17,386.97	
AllianceBernstein Fund	70.70	
Manufacturer's Life	650.54	
MFS/Sun Life	76.45	
Guardian Life	3.61	
Lincoln Life	98.56	
Pioneer	6.67	
Pacific Life	655.01	
Nationwide	2,110.46	
Fidelity	7.89	
Nuveen	3.33	
Eaton Vance	24.88	
Thorn	2.60	
GE Life	26.60	23,320.99
Assets Deemed Allowable		$ 49,895.72

See accompanying notes to financial statements.

CFS SECURITIES, INC.
RECONCILIATION BETWEEN YEAR END FOCUS REPORTS
AND AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

SCHEDULE III

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
ASSETS			
Current Assets:			
Cash	$ 19,436.22	$ -	$ 19,436.22
Cash - Money Market	7,284.19	-	7,284.19
Commissions Receivable - Allowable	21,415.76	1,905.23	23,320.99
- Unallowable	42,334.09	3,707.61	46,041.70
Prepaid Expenses	7,201.16	3,299.21	10,500.37
Total Current Assets	97,671.42	8,912.05	106,583.47
Fixed Assets			
Equipment	36,565.29	78.57	36,643.86
Vehicle	28,085.70	-	28,085.70
Total	64,650.99	78.57	64,729.56
Accumulated Depreciation	(46,055.87)	(549.92)	(46,605.79)
Net Book Value	18,595.12	(471.35)	18,123.77
Other Assets:			
Investment	43,107.95	(16,377.95)	26,730.00
Total Other Assets	43,107.95	(16,377.95)	26,730.00
Total Assets	$ 159,374.49	$(7,937.25)	$ 151,437.24
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Accounts Payable	$ 1,377.50	$ 7,505.53	$ 8,883.03
Accrued Taxes and Expenses	(836.12)	33,022.37	32,186.25
Total Current Liabilities	541.38	40,527.90	41,069.28
Deferred Taxes	-	3,156.00	3,156.00
Total Liabilities	541.38	43,683.90	44,225.28
Stockholders' Equity:			
Common Stock	10,000.00	-	10,000.00
Retained Earnings	148,833.11	(44,468.20)	104,364.91
Accumulated Other Comprehensive Income - Net Unrealized Losses on Investments	-	(7,152.95)	(7,152.95)
Total Stockholders' Equity	158,833.11	(51,621.15)	107,211.96
Total Liabilities and Stockholders' Equity	$ 159,374.49	$(7,937.25)	$ 151,437.24

See accompanying notes to financial statements.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

CFS SECURITIES, INC.
RECONCILIATION BETWEEN YEAR END FOCUS REPORTS
AND AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

SCHEDULE III - Continued

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
Revenue:			
Commissions and Fees	$ 506,411.10	$ 5,612.84	$ 512,023.94
Interest Income	141.09	-	141.09
Total Revenue	506,552.19	5,612.84	512,165.03
Expenses:			
Officers' Salaries	202,342.79	-	202,342.79
Salaries	58,951.36	-	58,951.36
Insurance	27,505.13	74.95	27,580.08
Retirement Plan	4,842.11	32,186.25	37,028.36
Bank Charges	394.00	-	394.00
Office Expense	46,899.14	2,915.02	49,814.16
Communications	502.54	301.87	804.41
Professional Fees	45,636.50	(11.50)	45,625.00
Amortization	1,193.01	-	1,193.01
Postage	575.95	37.10	613.05
Rent	16,800.00	-	16,800.00
Meals and Entertainment	6,175.34	1,276.66	7,452.00
Payroll Taxes	15,739.58	(2,463.09)	13,276.49
Depreciation	14,015.40	549.92	14,565.32
Group Insurance	2,001.59	-	2,001.59
Dues and Subscriptions	3,654.93	426.70	4,081.63
Licenses	4,450.90	-	4,450.90
Auto Expense	2,817.68	311.65	3,129.33
Repairs and Maintenance	1,406.53	-	1,406.53
Sales Promotion	5,654.66	31.55	5,686.21
Staff Development	969.75	734.21	1,703.96
Advertising	210.00	-	210.00
Travel	1,289.28	1,328.75	2,618.03
Commissions	4,363.01	-	4,363.01
Miscellaneous	135.01	-	135.01
Other Taxes	1,157.36	-	1,157.36
Total Expenses	469,683.55	37,700.04	507,383.59
Net Income (Loss) Before Taxes and Other Items	36,868.64	(32,087.20)	4,781.44
Capital Loss	-	(9,225.00)	(9,225.00)
Federal Corporate Income Tax	(446.00)	194.00	(252.00)
Total Other Items	(446.00)	(9,031.00)	(9,477.00)
Net Income (Loss)	(36,422.64)	(41,118.20)	(4,695.56)
Retained Earnings - Beginning	109,060.47	-	109,060.47
Auditors' Year End Adjustments	3,350.00	(3,350.00)	-
Retained Earnings - Ending	$ 148,833.11	$ (44,468.20)	$ 104,364.91

See accompanying notes to financial statements.

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

CFS SECURITIES, INC.
RECONCILIATION BETWEEN YEAR END FOCUS REPORT - NET CAPITAL AND AUDITED FINANCIAL STATEMENTS - NET CAPITAL
SEPTEMBER 30, 2004

SCHEDULE III - Continued

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
Total Assets	$ 159,374.49	$(7,937.25)	$ 151,437.24
Less: Total Liabilities	(541.38)	43,683.90	44,225.28
Net Worth	158,833.11	(51,621.15)	107,211.96
Less: Non-Allowable Assets			
Prepaid Expenses	7,201.16	3,299.21	10,500.37
Fixed Assets	18,595.12	(471.35)	18,123.77
Commission Receivable - Unallowable	42,334.09	3,707.61	46,041.70
Investments	43,107.95	(16,377.95)	26,730.00
Total	111,238.32	(9,842.48)	101,395.84
Add: Exclusions From Aggregate Indebtedness			
Deferred Taxes	-	3,156.00	3,156.00
Total	-	3,156.00	3,156.00
Tentative Net Capital	47,594.79	-	8,972.12
Less: Adjustments (Discount on Money Market Account)	(145.68)	-	(145.68)
Net Capital	$ 47,449.11	$(38,622.67)	$ 8,826.44

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.

Explanation of Differences:

All differences between the final audited financial statements and the quarterly focus report are reflected on the attached schedules in the supplemental section of this report. The majority of the adjustments made to these financial statements are required by GAAP. Other adjustments were for reclassifying several items on the statement of income and retained earnings, and to accrue retirement plan contributions determined by actuary at year end after Focus Report preparation.

See accompanying notes to financial statements.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
CFS Securities, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of CFS Securities, Inc. for the years ended September 30, 2004 and 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

A. Making quarterly securities examinations, counts, verifications, and comparisons.
B. Recordation of differences by rule 17a-13.
C. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeCaprio, Fazzuoli & D'Agostino, P.C.

Branford, Connecticut
November 9, 2004

DECAPRIO, FAZZUOLI & D'AGOSTINO, P.C.